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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                   GRAPHIC PACKAGING INTERNATIONAL CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   388690 10 9

                                 (CUSIP Number)

Jill B.W. Sisson, Esq.                                 Nick Nimmo, Esq.
General Counsel and Secretary                          Holme Roberts & Owen LLP
Graphic Packaging                                      1700 Lincoln Street
  International Corporation                            Suite 4100
4455 Table Mountain Drive                              Denver, CO 80203
Golden, Colorado  80403                                (303) 861-7000
(303) 215-2761
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 2, 2000**
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  This Amendment No. 4 is being filed to update Amendment No. 3.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons
               I.R.S. Identification Nos. of Above Persons (entities only)
                           William K. Coors

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                            United States of America

Number of                               7            Sole Voting Power
Shares                                                       143,898
Beneficially                            8            Shared Voting Power
Owned by                                                   1,726,652
Each Reporting                          9            Sole Dispositive Power
Person With                                                  143,898
                                        10           Shared Dispositive Power
                                                           1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                            1,870,550 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 6.4% *

14           Type of Reporting Person
                             IN

* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 7,276 shares.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons
               I.R.S. Identification Nos. of Above Persons (entities only)
                             Joseph Coors

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                           N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                            7            Sole Voting Power
Shares                                                        12,592
Beneficially                         8            Shared Voting Power
Owned by                                                    250,000
Each Reporting                       9            Sole Dispositive Power
Person With                                                   12,592
                                     10           Shared Dispositive Power
                                                            250,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                             262,592 *

12          Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               /   /

13          Percent of Class Represented by Amount in Row (11)
                             Approximately 0.9 % *

14          Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 3,638 shares.

CUSIP Number:  388690 10 9

1            Names of Reporting Persons (entities only)
              I.R.S. Identification Nos. of Above Person
                             Peter H. Coors

2            Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3            SEC Use Only


4            Source of Funds
                             N/A

5            Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)                                        /   /

6            Citizenship or Place of Organization
                             United States of America

Number of                               7            Sole Voting Power
Shares                                                        9,074
Beneficially                            8            Shared Voting Power
Owned by                                                  1,726,652
Each Reporting                          9            Sole Dispositive Power
Person With                                                   9,074
                                        10           Shared Dispositive Power
                                                          1,726,652

11          Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,735,726

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                             /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.9 %

14           Type of Reporting Person
                             IN

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Joseph Coors, Jr.

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                 7            Sole Voting Power
Shares                                                          43,771
Beneficially                              8            Shared Voting Power
Owned by                                                    1,726,652
Each Reporting                            9            Sole Dispositive Power
Person With                                                     43,771
                                          10           Shared Dispositive Power
                                                            1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,770,423 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 6.0 % *

14           Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 651,832 shares.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Jeffrey H. Coors

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             United States of America

Number of                                7            Sole Voting Power
Shares                                                         1,625,589
Beneficially                             8            Shared Voting Power
Owned by                                                       1,726,652
Each Reporting                           9            Sole Dispositive Power
Person With                                                    1,625,589
                                         10           Shared Dispositive Power
                                                               1,726,652

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             3,352,241 *

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 11.4 % *

14           Type of Reporting Person
                             IN


* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 1,443,628 shares and include 30,400 shares held by his spouse and son.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Adolph Coors, Jr. Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                7            Sole Voting Power
Shares                                                         2,800,000
Beneficially                             8            Shared Voting Power
Owned by                                                               0
Each Reporting                           9            Sole Dispositive Power
Person With                                                    2,800,000
                                         10           Shared Dispositive Power
                                                                       0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             2,800,000

12          Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares                                               /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 9.5 %

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Grover C. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                                 7            Sole Voting Power
Shares                                                          2,727,016
Beneficially                              8            Shared Voting Power
Owned by                                                                0
Each Reporting                            9            Sole Dispositive Power
Person With                                                     2,727,016
                                          10           Shared Dispositive Power
                                                                        0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             2,727,016

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 9.3 %

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             May K. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5             Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)                                       /   /

6             Citizenship or Place of Organization
                             Colorado

Number of                               7            Sole Voting Power
Shares                                                        1,726,652
Beneficially                            8            Shared Voting Power
Owned by                                                              0
Each Reporting                          9            Sole Dispositive Power
Person With                                                   1,726,652
                                        10          Shared Dispositive Power
                                                                      0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,726,652

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.9 %

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

CUSIP Number:  388690 10 9

1             Names of Reporting Persons (entities only)
               I.R.S. Identification Nos. of Above Person
                             Herman F. Coors Trust

2             Check the Appropriate Box if a Member of a Group

(a)  /   /

(b)  / x /

3             SEC Use Only


4             Source of Funds
                             N/A

5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             /   /

6        Citizenship or Place of Organization
                             Colorado

Number of                                  7            Sole Voting Power
Shares                                                           1,435,000
Beneficially                               8            Shared Voting Power
Owned by                                                                 0
Each Reporting                             9            Sole Dispositive Power
Person With                                                      1,435,000
                                           10           Shared Dispositive Power
                                                                         0

11           Aggregate Amount Beneficially Owned by Each Reporting Person
                             1,435,000

12           Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares                                              /   /

13           Percent of Class Represented by Amount in Row (11)
                             Approximately 5.0 %

14           Type of Reporting Person
                             OO*


* The reporting person is a trust.

ITEM 1.             Security and Issuer

     Item 1 is amended and restated in its entirety as follows:

     This Amendment No. 4 (this "Amendment") to the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to such Schedule 13D (collectively, the "Schedule 13D"), each previously filed with the Securities Exchange Commission (the "SEC"), relates to common stock, $0.01 par value per share (the "Common Stock"), issued by Graphic Packaging International Corporation (the "Company") and is being filed to disclose (i) the resignation of Joseph Coors as a trustee for each of the trusts to which the Schedule 13D relates, (ii) the appointment of Melissa Eton Coors as a trustee for the Adolph Coors, Jr. Trust, (iii) the termination of the obligation of Joseph Coors to make further filings with respect to the Common Stock and (iv) the proposed acquisition by The Grover C. Coors Trust of a new class of convertible preferred stock of the Company described more fully in Item 4, below. All capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

     The Company's principal executive offices are located at 4455 Table Mountain Drive, Golden, Colorado 80403. The Company is a packaging-based business.


ITEM 2.               Identity and Background

     Item 2 is amended and restated in its entirety as follows:

     This Amendment No. 4 to Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") with respect to Common Stock described in this Schedule:
William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May K. Coors Trust, and the Herman F. Coors Trust ("Filing Persons").

             Each Filing Person disavows that he or it is acting with any other Filing Person(s) as a "group" under Section 13(d)(3) of the Act.

             The Filing Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) or Rule 13d-1(k)(2).

             A           NATURAL PERSONS

William K. Coors
Business Address:  c/o Graphic Packaging International Corporation
                       4455 Table Mountain Drive
                       Golden, Colorado 80403
Present Principal Occupation: Director of the Company (see Item 1 for principal business and address of the Company); Chairman of the Board of Adolph Coors Company ("Coors"), a holding company for beer business (see Business Address for address of Coors)

Joseph Coors
Business Address:  c/o Graphic Packaging International Corporation
                       4455 Table Mountain Drive
                       Golden, Colorado 80403
Present Principal Occupation: Director Emeritus of the Company (see Item 1 for principal business and address of the Company)

Peter H. Coors
Business Address:  c/o Adolph Coors Company
                       311 10th Street, NH300
                       Golden, Colorado 80401
Present Principal Occupation: President and Chief Executive Officer of Coors, a holding company for beer business (see Business Address for address of Coors); Vice Chairman and Chief Executive Officer of Coors Brewing Company, Golden, Colorado, 80401, a brewery and subsidiary of Coors.

Joseph Coors, Jr.
Business Address:  c/o CoorsTek, Inc.
                       16000 Table Mountain Parkway
                       Golden, Colorado 80403
Present Principal Occupation:   Chairman and Chief Executive Officer of
CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, CO 80403

Jeffrey H. Coors
Business Address:  c/o Graphic Packaging International Corporation
                       4455 Table Mountain Drive
                       Golden, Colorado 80403
Present Principal Occupation: Chairman and President of the Company (see Item 1 for principal business and address of the Company)

None of the above named persons have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

All of the above named persons are citizens of the United States of America.


               B.               TRUSTS

                              Principal Place                                       Principal
         Name                   of Business                  Citizenship             Purpose                Trustees
         ----                   -----------                  -----------             -------                --------
Adolph Coors, Jr.       William K. Coors              Administered under the     To manage        Jeffrey H. Coors, William
Trust                   Coors Family Trust Office     laws of the State of       trust assets     K. Coors, J. Brad Coors,*
                        c/o Adolph Coors Company      Colorado                   for the          Peter H. Coors, Melissa
                        Mail Stop ZR900                                          benefit of a     Eton Coors**
                        P.O. Box 4030                                            class of
                        Golden, Colorado 80401                                   beneficiaries

*J. Brad Coors (trustee; information regarding J. Brad Coors is provided because he serves as a trustee). Business Address: c/o Adolph Coors Company, 311 10th Street, Mail No. BC400, Golden, Colorado 80401. Present Principal Occupation:
General Manager of Coors, a holding company for beer business (see Business Address for address of Coors).

** Melissa Eton Coors (trustee; information regarding Melissa Eton Coors is provided because she serves as a trustee). Business Address: c/o Coors Brewing Company, 311 10th Street, Mail No. NH495, Golden, Colorado 80401. Present Principal Occupation: Business Development Manager for Coors Brewing Company (see Business Address for address of Coors Brewing Company).

For the identity and background of the other Trustees, see Item 2, subsection A.

                              Principal Place                                   Principal
         Name                   of Business           Citizenship                Purpose           Trustees
         ----                   -----------           -----------                -------           --------
Grover C. Coors Trust   Coors Family Trust Office        Administered under the     To manage        Jeffrey H. Coors, William
                        c/o Adolph Coors Company         laws of the State of       trust assets     K. Coors, John K. Coors,*
                        Mail Stop ZR900                  Colorado                   for the          Joseph Coors, Jr.
                        P.O. Box 4030                                               benefit of a
                        Golden, Colorado 80401                                      class of
                                                                                    beneficiaries

*John K. Coors (trustee; information regarding John K. Coors is provided because he serves as a trustee). Business Address: c/o CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403. Present Principal Occupation:
President of CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403, a manufacturer of ceramic components

For the identity and background of the other Trustees, see Item 2, subsection A.

                              Principal Place                                       Principal
         Name                   of Business                  Citizenship             Purpose                Trustees
         ----                   -----------                  -----------             -------                --------
May K. Coors Trust      Coors Family Trust Office         Administered under the     To manage        Jeffrey H. Coors, William
                        c/o Adolph Coors Company          laws of the State of       trust assets     K. Coors, Peter H. Coors,
                        Mail Stop ZR900                   Colorado                   for the          Joseph Coors, Jr.
                        P.O. Box 4030                                                benefit of a
                        Golden, Colorado 80401                                       class of
                                                                                     beneficiaries

For the identity and background of the Trustees, see Item 2, subsection A.

                              Principal Place                                       Principal
         Name                   of Business                  Citizenship             Purpose                Trustees
         ----                   -----------                  -----------             -------                --------
Herman F. Coors Trust   Coors Family Trust Office      Administered under the     To manage        Jeffrey H. Coors, William
                        c/o Adolph Coors Company       laws of the State of       trust assets     K. Coors, Peter H. Coors,
                        Mail Stop ZR900                Colorado                   for the          Joseph Coors, Jr.
                        P.O. Box 4030                                             benefit of a
                        Golden, Colorado 80401                                    class of
                                                                                  beneficiaries

For the identity and background of the Trustees, see Item 2, subsection A.

     None of the above named trusts nor J. Brad Coors, Melissa Eton Coors and John K. Coors have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

     J. Brad Coors, Melissa Eton Coors and John K. Coors are citizens of the United States of America.


ITEM 4.               Purpose of Transaction

     The information previously furnished in response to this Item is amended and restated in its entirety as follows:

     On August 3, 2000, Graphic Packaging International Corporation (the "Company") announced that it intends to issue 1,000,000 shares of a new class of convertible preferred stock at $100 per share (the "preferred stock") to the Grover C. Coors Trust. The preferred stock will have a 10% per annum cumulative dividend and will be convertible into shares of the Company's Common Stock at an initial conversion rate of 125% of the average closing price of the Common Stock for the five trading days prior to the closing date. Assuming the market price of $2.50 as of August 2, 2000, the conversion price would be $3.125 per share. Upon conversion, the preferred stock would be convertible into 32,000,000 shares of Common Stock, or approximately 52% of the outstanding Common Stock, on an as converted basis. Upon certain defaults in the payment of dividends, the holder of the preferred stock has the right to elect a majority of the board of directors.

     The purpose of the transaction is for the Grover C. Coors Trust to acquire additional securities of the Company for investment purposes and for the Company to gain additional working capital.

     Except as set forth in the immediately preceding paragraphs of this Item 4, none of the Filing Persons nor J. Brad Coors, Melissa Eton Coors and John K. Coors has any present plan or proposal that relates to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business or corporate structure; (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange; (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing.

ITEM 5.               Interest in Securities of the Issuer

     As of August 3, 2000, there were 29,396,002 shares of Common Stock outstanding for Graphic Packaging International Corporation.

William K. Coors

(a)           Amount beneficially owned:                                                               1,870,550
(b)           Percent of class:                                                                        Approximately 6.4%
(c)           Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                    143,893
               (ii)         Shared power to vote or to direct the vote:                                1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                       143,893
               (iv)         Shared power to dispose or to direct the disposition of:                   1,726,652

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 7,276 shares.

Joseph Coors

(a)          Amount beneficially owned:                                                                 262,592
(b)          Percent of class:                                                                          Approximately 0.9%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                    12,592
              (ii)          Shared power to vote or to direct the vote:                                 250,000
              (iii)         Sole power to dispose or to direct the disposition of:                       12,592
              (iv)         Shared power to dispose or to direct the disposition of:                     250,000

Joseph Coors has shared power to vote or dispose of or to direct the vote or disposition of 250,000 shares of Common Stock which are held in the Joseph Coors Trust, a revocable trust for his benefit.

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 3,638 shares.

Peter H. Coors

(a)          Amount beneficially owned:                                                                 1,735,726
(b)          Percent of class:                                                                          Approximately 5.9%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                       9,074
              (ii)          Shared power to vote or to direct the vote:                                 1,726,652
              (iii)         Sole power to dispose or to direct the disposition of:                          9,074
              (iv)          Shared power to dispose or to direct the disposition of:                    1,726,652

Joseph Coors, Jr.

(a)          Amount beneficially owned:                                                                  1,770,423
(b)          Percent of class:                                                                           Approximately 6.0%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                       43,771
               (ii)         Shared power to vote or to direct the vote:                                  1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                          43,771
               (iv)         Shared power to dispose or to direct the disposition of:                     1,726,652

Jeffrey H. Coors

(a)          Amount beneficially owned:                                                               3,352,241
(b)          Percent of class:                                                                        Approximately 11.4%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                 1,625,589
               (ii)         Shared power to vote or to direct the vote:                               1,726,652
               (iii)        Sole power to dispose or to direct the disposition of:                    1,625,589
               (iv)         Shared power to dispose or to direct the disposition of:                  1,726,652

Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 1,443,628 shares. Also includes 30,400 indirect by spouse and son.

Adolph Coors, Jr. Trust

(a)          Amount beneficially owned:                                                               2,800,000
(b)          Percent of class:                                                                        Approximately 9.5%
(c)          Number of shares as to which the person has:
               (i)          Sole power to vote or to direct the vote:                                 2,800,000
               (ii)         Shared power to vote or to direct the vote:                                       0
               (iii)        Sole power to dispose or to direct the disposition of:                    2,800,000
               (iv)        Shared power to dispose or to direct the disposition of:                           0

Grover C. Coors Trust

(a)          Amount beneficially owned:                                                               2,727,016
(b)          Percent of class:                                                                        Approximately 9.3%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 2,727,016
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                    2,727,016
              (iv)         Shared power to dispose or to direct the disposition of:                           0

May K. Coors Trust

(a)          Amount beneficially owned:                                                               1,726,652
(b)          Percent of class:                                                                        Approximately 5.9%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 1,726,652
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                    1,726,652
              (iv)         Shared power to dispose or to direct the disposition of:                           0

Herman F. Coors Trust

(a)          Amount beneficially owned:                                                               1,435,000
(b)          Percent of class:                                                                        Approximately 5.0%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                 1,435,000
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                    1,435,000
              (iv)         Shared power to dispose or to direct the disposition of:                           0

John K. Coors

(a)          Amount beneficially owned:                                                                  39,558
(b)          Percent of class:                                                                        Approximately 0.1%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                    39,558
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                       39,558
              (iv)         Shared power to dispose or to direct the disposition of:                           0


J. Brad Coors

(a)          Amount beneficially owned:                                                                   1,000
(b)          Percent of class:                                                                        Approximately 0.003%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                     1,000
              (ii)          Shared power to vote or to direct the vote:                                       0
              (iii)         Sole power to dispose or to direct the disposition of:                        1,000
              (iv)         Shared power to dispose or to direct the disposition of:                           0

Melissa Eton Coors

(a)          Amount beneficially owned:
(b)          Percent of class:                                                                         Approximately 0%
(c)          Number of shares as to which the person has:
              (i)           Sole power to vote or to direct the vote:                                          0
              (ii)          Shared power to vote or to direct the vote:                                        0
              (iii)         Sole power to dispose or to direct the disposition of:                             0
              (iv)          Shared power to dispose or to direct the disposition of:                           0

None of the Filing Persons nor J. Brad Coors, Melissa Eton Coors and John K. Coors have effected any transaction in the Common Stock during the last 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Item 6 to the Schedule 13D is amended and restated in its entirety as follows:

               William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, J. Brad Coors, Melissa Eton Coors and John K. Coors presently serve or in the past served as trustees of one or more of the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May K. Coors Trust, and the Herman F. Coors Trust. Each trust has three or more trustees. With respect to each of the trusts (other than the May K. Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. With respect to the May K. Coors Trust, the affirmative vote of all of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Except as described herein, no Filing Person nor J. Brad Coors, Melissa Eton Coors and John K. Coors is a party to any contract, arrangement, or understanding with respect to the Common Stock.


ITEM 7.    Material to Be Filed as Exhibits

Exhibits:  99.1.    Statement of Filing Persons pursuant to
                    Rule 13d-1(k)(1)(iii)

           99.2.    Letter to Shareholders dated August 4, 2000

           99.3.    Power of Attorney for Jeffrey H. Coors

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



William K. Coors


 /s/ William K. Coors                                August 7, 2000
-----------------------------------------            ------------------
                                                     Date


Joseph Coors


 /s/ Joseph Coors                                    August 7, 2000
-----------------------------------------            ------------------
                                                     Date



Peter H. Coors


 /s/ Peter H. Coors                                  August 7, 2000
-----------------------------------------------      ---------------
                                                     Date



Joseph Coors, Jr.


 /s/ Joseph Coors, Jr.                               August 7, 2000
----------------------------------------------       ---------------
                                                     Date



Jeffrey H. Coors


 /s/ *                                               August 7, 2000
--------------------------------------------         ---------------
                                                     Date

Adolph Coors, Jr. Trust

BY:


 /s/ William K. Coors                                August 7, 2000
------------------------------------------           ---------------
William K. Coors                                     Date
Trustee



Grover C. Coors Trust

BY:


 /s/                                                 August 7, 2000
------------------------------------------           ---------------
                                                     Date
Trustee



May K. Coors Trust

BY:


 /s/ *                                               August 7, 2000
------------------------------------------           ---------------
Jeffrey H. Coors                                     Date
Trustee



Herman F. Coors Trust

BY:


 /s/ Joseph Coors, Jr.                               August 7, 2000
------------------------------------------           ---------------
Joseph Coors, Jr.                                    Date
Trustee


*  By /s/ Jill B.W. Sisson
      ------------------------------------
      Jill B.W. Sisson, Attorney in Fact